SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 4)

Under the Securities Exchange Act of 1934

Expedia Group, Inc.
(Name of Issuer)

Common Stock, par value $0.0001 per share

(Title of Class of Securities)

30212P303

(CUSIP Number)

Robert J. Dzielak
Chief Legal Officer and Secretary
Liberty Expedia Holdings, Inc.
(LEMS I LLC as successor by merger to Liberty Expedia Holdings, Inc.)
333 108th Avenue NE
Bellevue, WA 98004
(425) 679-7200
Andrew J. Nussbaum, Esq. Edward J. Lee, Esq. Wachtell, Lipton, Rosen & Katz 51 West 52nd Street New York, New York 10019 (212) 403-1000

(Name, Address and Telephone Number of Persons
Authorized to Receive Notices and Communications)

July 26, 2019

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or13d-1(g), check the following box.   ☐

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Liberty Expedia Holdings, Inc. (LEMS I LLC as successor by merger to Liberty Expedia Holdings, Inc.)

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization Delaware

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power None

	8.	Shared Voting Power None

	9.	Sole Dispositive Power None

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person None

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐

13.	Percent of Class Represented by Amount in Row (11) 0%

14.	Type of Reporting Person (See Instructions) OO

1.	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Barry Diller

2.	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐

3.	SEC Use Only

4.	Source of Funds (See Instructions) Not applicable

5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Item 2(d) or 2(e) ☐

6.	Citizenship or Place of Organization United States

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 13,337,499 shares (1)

	8.	Shared Voting Power None

	9.	Sole Dispositive Power 13,337,499 shares (1)

	10.	Shared Dispositive Power None

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 13,337,499 shares (1)

12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☒ Excludes shares beneficially owned by Diane von Furstenberg, Mr. Diller’s spouse.

13.	Percent of Class Represented by Amount in Row (11) 8.6% (1) (2)

14.	Type of Reporting Person (See Instructions) IN

(1)
Consists of (i) 5,083,900 shares of Class B common stock, $0.0001 par value (“Class B Common Stock”), held by Mr. Diller, (ii) options to purchase 537,500 shares of common stock, $0.0001 par value (“Common Stock”), held by Mr. Diller that are exercisable within 60 days of July 29, 2019, (iii) 439,552 shares of Class B Common Stock held by a private foundation as to which Mr. Diller disclaims beneficial ownership and (iv) 7,276,547 shares of Class B Common Stock that Mr. Diller has the right to acquire (the “Purchase/Exchange Right”) pursuant to the Second Amended and Restated Governance Agreement, dated as of April 15, 2019, between the Issuer and Mr. Diller (the “New Governance Agreement”).

(2)
Assumes conversion of all shares of Class B Common Stock beneficially owned by Mr. Diller into shares of Common Stock. Because each share of Class B Common Stock generally is entitled to ten votes per share and each share of Common Stock is entitled to one vote per share, Mr. Diller may be deemed to beneficially own equity securities of the Issuer representing approximately 47.7% of the voting power of the Issuer, which consists of (i) 5,083,900 shares of Class B common stock, $0.0001 par value (“Class B Common Stock”), held by Mr. Diller, (ii) options to purchase 537,500 shares of common stock, $0.0001 par value (“Common Stock”), held by Mr. Diller that are exercisable within 60 days of July 29, 2019, (iii) 439,552 shares of Class B Common Stock held by a private foundation as to which Mr. Diller disclaims beneficial ownership and (iv) 7,276,547 shares of Class B Common Stock that Mr. Diller has the right to acquire through the Purchase/Exchange Right. Such beneficial ownership calculations are based on there being outstanding, immediately following the consummation of the Combination, 140,981,957 shares of Common Stock and, assuming Mr. Diller were to exercise his Purchase/Exchange Right through a cash purchase from the Issuer (or its wholly owned subsidiary) with respect to 7,276,547 shares of Class B Common Stock, 12,799,999 shares of Class B Common Stock, as reported by the Issuer to Mr. Diller, and as calculated in accordance with Rule 13d-3. Assuming Mr. Diller instead were to acquire the 7,276,547 shares of Class B Common Stock through the exercise of his Purchase/Exchange Right by exchanging shares of Common Stock acquired in the open market (or otherwise, other than from the Issuer) as permitted by the New Governance Agreement, then the equity securities of the Issuer beneficially owned by Mr. Diller may be deemed to represent approximately 9.1% of the Issuer’s outstanding Common Stock and approximately 49.0% of the Issuer’s voting power.

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
(Amendment No. 4)

Statement of

LIBERTY EXPEDIA HOLDINGS, INC.
(LEMS I LLC as successor by merger to LIBERTY EXPEDIA HOLDINGS, INC.)
and
BARRY DILLER

Pursuant to Section 13(d) of the Securities Exchange Act of 1934
in respect of

EXPEDIA GROUP, INC.

LEMS I LLC, a Delaware limited liability company and wholly owned subsidiary of the Issuer, as successor by merger to Liberty Expedia Holdings, Inc., a Delaware corporation (“Liberty”), that, pursuant to the Merger Agreement (as defined below) merged with and into LEMS I LLC with LEMS I LLC surviving the merger, and Barry Diller (“Mr. Diller,” and together with Liberty (LEMS I LLC as successor by merger), the “Reporting Persons” and each, a “Reporting Person”) are filing this statement on Schedule 13D with respect to the shares of common stock, par value $0.0001 per share (the “Company Common Stock”), of Expedia Group, Inc., a Delaware corporation (the “Issuer” or the “Company”).  The Schedule 13D originally filed with the Securities and Exchange Commission (the “SEC”) with respect to the Issuer by Liberty and Mr. Diller on November 14, 2016, as amended by Amendment No. 1 to the Schedule 13D filed with the SEC on March 7, 2018, Amendment No. 2 to the Schedule 13D filed with the SEC on February 4, 2019 and Amendment No. 3 to the Schedule 13D filed with the SEC on April 16, 2019 (collectively, the “Schedule 13D”), is hereby amended and supplemented to include the information set forth herein.

This amendment to the Schedule 13D (this “Amendment” and together with the Schedule 13D, this “Statement”) constitutes Amendment No. 4 to the Schedule 13D, and constitutes an exit filing for Liberty (LEMS I LLC as successor by merger).  Capitalized terms used but not defined herein have the meanings given to such terms in the Schedule 13D.  Except as set forth herein, the Schedule 13D is unmodified.

Information contained herein with respect to each Reporting Person and its executive officers, directors and controlling persons is given solely by such Reporting Person, and no other Reporting Person has responsibility for the accuracy or completeness of information supplied by such other Reporting Person.

Item 4.   Purpose of the Transaction

The information contained in Item 4 of the Schedule 13D is hereby amended to add the following information at the end of such Item:

On July 26, 2019, immediately prior to the Effective Time, pursuant to the previously disclosed Exchange Agreement, Mr. Diller exchanged with Liberty 5,083,900 shares of Company Common Stock and the Family Foundation exchanged with Liberty 439,552 shares of Company Common Stock, in each case for the same number of shares of Class B Common Stock held by Liberty (the shares of Company Class B Common Stock so acquired by Mr. Diller and the Family Foundation pursuant to the Exchange Agreement, collectively referred to as the “Original Shares”).  The Original Shares represent approximately 28% of the total voting power of the Issuer, based on the approximately 141 million shares of Company Common Stock and approximately 5.5 million shares of Company Class B Common Stock outstanding at the closing of the Combination.

At the Effective Time, the previously disclosed New Governance Agreement between the Issuer and Mr. Diller became effective.  The New Governance Agreement provides, among other things, that Mr. Diller may exercise the Purchase/Exchange Right, from time to time, during the nine-month period following the closing of the Combination to (i) exchange with the Issuer (or its wholly owned subsidiary) an equivalent number of shares of Company Common Stock for, or (ii) purchase from the Issuer (or its wholly owned subsidiary), at a price per share equal to the average closing price of the Company Common Stock for the five trading days immediately preceding notice of exercise, up to 7,276,547 shares of Company Class B Common Stock (the shares acquired pursuant to the Purchase/Exchange Right, the “Additional Shares”). The Purchase/Exchange Right may be exercised from time to time in whole or in part.

During the nine-month period following the closing of the Combination, Mr. Diller may from time to time exercise the Purchase/Exchange Right and acquire additional shares of Company Class B Common Stock as further described in Item 6 and as set forth in the New Governance Agreement.

The information contained in Items 5 and 6 of this Amendment is incorporated herein by reference.

Item 5.   Interest in Securities of the Issuer

Item 5 of the Schedule 13D is amended and restated in its entirety to read as follows:

(a) Liberty (LEMS I LLC as successor by merger) beneficially owns no shares of Company Common Stock or Class B Common Stock (as defined below).  Mr. Diller is the beneficial owner of 537,500 shares of Company Common Stock (assuming the exercise of options to purchase 537,500 shares of Company Common Stock held by Mr. Diller and exercisable within 60 days of July 29, 2019) and 12,799,999 shares of Company Class B Common Stock (which consists of (i) 5,083,900 shares of Class B common stock, $0.0001 par value (“Class B Common Stock”), held by Mr. Diller, (ii)  439,552 shares of Class B Common Stock held by the Family Foundation (as to which Mr. Diller disclaims beneficial ownership) and (iii) 7,276,547 shares of Class B Common Stock that Mr. Diller has the right to acquire through the Purchase/Exchange Right), which shares of Company Common Stock constitute approximately 0.4% of the total number of outstanding shares of Company Common Stock and which shares of Class B Common Stock held by Mr. Diller and the Family Foundation constitute 100% of the outstanding shares of Company Class B Common Stock.  Assuming the conversion of all shares of Company Class B Common Stock beneficially owned by Mr. Diller into Company Common Stock, Mr. Diller would beneficially own approximately 8.6% of the outstanding Company Common Stock (calculated in accordance with Rule 13d-3).  Because each share of Company Class B Common Stock generally is entitled to ten votes per share and each share of Company Common Stock is entitled to one vote per share, Mr. Diller may be deemed to beneficially own equity securities of the Issuer representing approximately 47.7% of the voting power of the Issuer. The foregoing beneficial ownership amounts exclude shares of Company Common Stock beneficially owned by Diane von Furstenberg, Mr. Diller’s spouse, as to which Mr. Diller disclaims beneficial ownership. The foregoing beneficial ownership calculations are based on there being outstanding, as of the close of the Combination, 140,981,957 shares of Company Common Stock and, assuming that Mr. Diller were to exercise his Purchase/Exchange Right through a cash purchase from the Issuer (or its wholly owned subsidiary) with respect to 7,276,547 shares of Class B Common Stock, 12,799,999 shares of Company Class B Common Stock, as reported by the Issuer to Mr. Diller and calculated in accordance with Rule 13d-3. Assuming Mr. Diller instead were to acquire the 7,276,547 shares of Company Class B Common Stock by exchanging shares of Company Common Stock acquired in the open market (or otherwise, other than from the Issuer) as permitted by the New Governance Agreement, then the equity securities of the Issuer beneficially owned by Mr. Diller may be deemed to represent approximately 9.1% of the outstanding Company Common Stock and representing approximately 49.0% of the voting power of the Issuer.

(b) Not applicable.

(c) Other than as disclosed in this Amendment, no transactions were effected by Liberty (LEMS I LLC as successor by merger) or Mr. Diller with respect to the Company Common Stock during the 60 days preceding the date hereof.

(d) Not applicable.

(e) As a result of the completion of the Combination, on July 26, 2019 Liberty ceased to be the beneficial owner of more than five percent of the outstanding shares of Company Common Stock.

 Item 6.   Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer

The information contained in Item 6 of the Schedule 13D is hereby amended and supplemented to add the following information at the end of such Item:

Merger Agreement

On July 26, 2019, pursuant to the Agreement and Plan of Merger, dated as of April 15, 2019, as amended by Amendment No. 1 to Agreement and Plan of Merger, dated as of June 5, 2019 (the “Merger Agreement”), between the Issuer, Merger LLC, Merger Sub, and Liberty, the Combination was completed.

At the closing of the Combination, pursuant to the Merger Agreement, each of the three directors serving on the Issuer’s Board of Directors who were nominated by Liberty resigned from the Issuer’s Board of Directors.

The foregoing description of the Merger Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the Merger Agreement, a copy of which was attached as Exhibit 7(j) to Amendment No. 3 to the Schedule 13D and is incorporated herein by reference, and Amendment No. 1 to Agreement and Plan of Merger, a copy of which is attached as Exhibit 7(p) hereto and is incorporated herein by reference.

Exchange Agreement

          Immediately prior to the Effective Time, pursuant to the Exchange Agreement, Mr. Diller exchanged with Liberty 5,083,900 shares of Company Common Stock and the Family Foundation exchanged with Liberty 439,552 shares of Company Common Stock, in each case for the same number of shares of Company Class B Common Stock held by Liberty.  The Original Shares represent approximately 28% of the total voting power of the Issuer, based on the approximately 141 million shares of Company Common Stock and approximately 5.5 million shares of Company Class B Common Stock outstanding at the closing of the Combination.

The foregoing description of the Exchange Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the Exchange Agreement, a copy of which was attached as Exhibit 7(l) to Amendment No. 3 to the Schedule 13D and is incorporated herein by reference.

New Governance Agreement

          At the Effective Time, the previously disclosed New Governance Agreement between the Issuer and Mr. Diller became effective.  The New Governance Agreement provides, among other things, that Mr. Diller may exercise the Purchase/Exchange Right, from time to time, during the nine-month period following the closing of the Combination. to (i) exchange with the Issuer (or its wholly owned subsidiary) an equivalent number of shares of Company Common Stock for, or (ii) purchase from the Issuer (or its wholly owned subsidiary), at a price per share equal to the average closing price of the Company Common Stock for the five trading days immediately preceding notice of exercise, up to 7,276,547 shares of Company Class B Common Stock.  The Purchase/Exchange Right may be exercised from time to time in whole or in part.

          The foregoing description of the New Governance Agreement does not purport to be complete and is subject to, and qualified in its entirety by, the New Governance Agreement, a copy of which was attached as Exhibit 7(m) to Amendment No. 3 to the Schedule 13D and is incorporated herein by reference.

Other Agreements

As previously disclosed, effective as of the closing of the Combination:

•
The Assigned Stockholders Agreement (including the Diller Proxy, pursuant to which Mr. Diller generally had the right to vote all shares of the Issuer beneficially owned by Liberty) was terminated, pursuant to the Stockholders Agreement Termination Agreement, by and among Mr. Diller, Liberty and certain wholly owned subsidiaries of Liberty; and

•
The Assigned Governance Agreement among the Issuer, Liberty and Mr. Diller was terminated, pursuant to the Governance Agreement Termination Agreement, by and among Mr. Diller, the Issuer, Liberty and certain wholly owned subsidiaries of Liberty.

The foregoing descriptions of the Stockholders Agreement Termination Agreement and the Governance Agreement Termination Agreement do not purport to be complete and are subject to, and qualified in their entirety by, the applicable agreements, copies of which were attached as Exhibits 7(n) and 7(o), respectively, to Amendment No. 3 to the Schedule 13D and are incorporated herein by reference.

Item 7.   Material to be Filed as Exhibits

The information contained in Item 7 of the Schedule 13D is hereby amended to add the following information at the end of such Item:

Exhibit No.	Description of Exhibit

7(p)
Amendment No. 1 to Agreement and Plan of Merger, by and among Expedia Group, Inc., LEMS I LLC, LEMS II Inc. and Liberty Expedia Holdings, Inc., dated as of June 5, 2019 (incorporated by reference to Exhibit 2.1 to Expedia Group, Inc.’s Current Report on Form 8-K filed with the SEC on June 5, 2019 (File No. 001-37429)).

SIGNATURES

After reasonable inquiry and to the best of his or her knowledge and belief, each of the undersigned certifies that the information in this Statement is true, complete and correct.

Dated: July 29, 2019

LEMS I LLC (as successor by merger to Liberty Expedia Holdings, Inc.)

	By:	/s/ Robert J. Dzielak
Name: Robert J. Dzielak
Title: Chief Legal Officer and Secretary

BARRY DILLER
/s/ Barry Diller